October 16, 2020

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commissionvia electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:Vanguard Index Funds (the “Trust”)

Registration Statement on Form N-14

File No. 333-248857

Dear Ms. Larkin,

This letter responds to your comments provided on October 15, 2020, to the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) filed with the Commission on September 17, 2020, in connection with the proposed acquisition of substantially all of the assets and assumption of all the liabilities of Vanguard U.S. Value Fund (the “U.S. Value Fund”) by Vanguard Value Index Fund (the “Value Index Fund” and with the U.S. Value Fund, the “Funds”). The U.S. Value Fund is a series of Vanguard Malvern Funds, and the Value Index Fund is a series of the Trust.

Comment 1:

The Commission has issued guidance on conducting virtual shareholder meetings (see Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns). Please confirm awareness of such guidance as the Funds prepare to host a virtual shareholder meeting.

Response:	We confirm that the Funds are aware of, and will continue to rely on, the Commission’s guidance on conducting virtual shareholder meetings.

Comment 2:	Please supplementally make the Rule 17a-8 representations.

Response:

We confirm compliance with all Rule 17a-8 requirements. We confirm that the Boards of Trustees of the Funds determined that participation in the merger is in the best interests of the Funds, and that the interests of the Funds’ existing shareholders will not be diluted as a result of the merger.

Comment 3:	With respect to footnote 1 in the “Key Points About the Reorganization” section, please supplementally explain what is meant by a “self-directed conversion.”

Response:	When a conversion occurs, a shareholder receives shares of one class in place of shares of another class of the same fund. At the time of conversion, the dollar value of the “new” shares the shareholder receives equals the dollar value of the “old” shares that were converted. In other words, the conversion has no effect on the value of the shareholder’s investment in the fund at the time of the conversion. However, the number of shares the shareholder owns after the conversion may be greater than or less than the number of shares the shareholder owned before the conversion, depending on the NAVs of the two share classes. A conversion between share classes of the same fund is a nontaxable event. A self-directed conversion is one initiated by the shareholder through our website or by contacting us by telephone or mail to request the transaction.

Comment 4:	Please disclose what the consequences are if shareholders do not approve the merger.

Response:	We have revised the disclosure in the manner requested.

Comment 5:	Please confirm that the Funds will comply with the FAST Act requirements.

Response:	We confirm that the Funds will comply with the FAST Act requirements.

Comment 6:	With respect to the exemptive application referenced on page 8, please supplementally provide the status of that application.

Response:	The application remains pending under the Commission’s review.

Comment 7:	Please disclose if any significant sale of portfolio assets is anticipated before the reorganization.

Response:	This is disclosed in the “Pre-Reorganization sales of portfolio assets” section. We have updated the data therein.

Please contact me at elizabeth_bestoso@vanguard.com or  (610) 669-2531 with any questions or comments regarding the above response.  Thank you.

Sincerely,

/s/ Elizabeth Bestoso

Elizabeth Bestoso

Associate Counsel

The Vanguard Group, Inc.